

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2022

Jamie Samath
Chief Financial Officer
INTUITIVE SURGICAL INC
1020 Kifer Road
Sunnyvale, CA 94086

> **Re: INTUITIVE SURGICAL INC**
> **10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 3, 2022**
> **File No. 000-30713**

Dear Mr. Samath:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

1.  We note your disclosure throughout the filing of your increased business level in China through your majority owned joint venture with Shanghai Fosun Pharmaceutical Group. Please describe to us and revise disclosure in future filings to include discussion and analysis in quantitative and qualitative terms related to your revenues that are attributable to China pursuant to Item 303 of Regulation S-K, or explain to us why additional disclosure is not required. In addition, please explain to us whether there are any material concentrations of revenues included in "OUS" net sales in Note 5 to your financial statements and describe to us in further detail your methodology for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences